FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of March, 2001

                         Commission File Number 0-29350

                                  VASOGEN INC.
                 (Translation of Registrant's name into English)

           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

           Form 20-F   X                         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

           Yes ____                              No   X

This Form 6-K consists of:

A press release issued by Vasogen Inc. on March 22, 2001, entitled: "John Villforth Joins Vasogen's Board of Directors."


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        VASOGEN INC.


                                        By   /s/ Christopher Waddick
                                        ----------------------------------------
                                        (Name: Christopher  Waddick)
                                        (Title:   Vice-President, Finance & CFO)

Date: March 22, 2001

Vasogen Inc.

Contacts:

Glenn Neumann, Director of Investor Relations             Justin Jackson (Media)
2155 Dunwin Drive                                     Raj Punwaney, M.D., M.B.A.
Mississauga, ON, Canada L5L 4M1                                      (Investors)
tel: (905) 569-2265   fax: (905) 569-9231                        Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                John Villforth Joins Vasogen's Board of Directors

Toronto, Ontario (March 22, 2001) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) today announced the appointment of John C. Villforth to its Board of Directors. Mr. Villforth is the President and Executive Director of the Food and Drug Law
Institute in Washington, D.C., and former Director, Center for Devices and Radiological Health for the Food and Drug Administration in the United States.

"We are very pleased to welcome Mr. Villforth to the Board," said William Grant, Chairman of Vasogen. "John's extensive regulatory and healthcare sector expertise will be invaluable as we advance our clinical trials program in the United States and expand our product portfolio."

For 29 years, Mr. Villforth was a Commissioned Officer in the U.S. Public Health Service in the Department of Health and Human Services, the last 19 years of which he was assigned to the Food and Drug Administration (FDA). Mr. Villforth retired from the Public Health Service in 1990 with the rank of Assistant Surgeon General (Rear Admiral). During his tenure, he held the positions of Director, Center for Devices and Radiological Health of the FDA, (1982-1990); Director, Bureau of Radiological Health of the FDA (1969-1982); and Chief Engineer, U.S. Public Health Service (1985-1990).

Since 1990, Mr. Villforth has served as President and Executive Director of the Food and Drug Law Institute, a non-profit organization whose mission is to increase knowledge about the laws and regulations pertaining to foods, drugs, cosmetics, medical devices, and biological products. Mr. Villforth is currently a director of MiniMed Inc., a leading supplier of insulin delivery devices, and has served on the boards of Target Therapeutics, Inc., a medical device company subsequently acquired by Boston Scientific Corporation, and BRI International, a contract research organization for the biotechnology, pharmaceutical, and medical devices industries, subsequently acquired by Quintiles Transnational Corp.

   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company's current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.